Exhibit 99.2

2003 Shareholders Meeting Jacques ESPINASSE Senior Executive Vice President & Chief Financial Officer

April 29, 2003	1

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

April 29, 2003	2

Percentage of ownership of main subsidiaries 31/12/01 31/12/02 January 2003 Vivendi Environnement 63% 20.4% 20.4% Cegetel 44% 44% 70% SFR 35% 35% 56% USG / Vivendi Universal Entertainment 92% 86% 86% Universal Music Group 92% 92% 92% Groupe Canal+ 100% 100% 100% Maroc Telecom 35% 35% 35% Vivendi Universal Games 99% 99% 99% Vivendi Universal Publishing - B2B Health Vivendi Universal Publishing - Natexis/Lagardere 100% 0% 0% Houghton Mifflin Vizzavi 50% 0% 0% Vivendi Valorisation Internet 100% 100% 100% Vivendi Telecom International Express-Expansion-Etudiant 100% 100% 0% Comareg 100% 100% 100%

To fully understand Vivendi Universal’s accounts, knowledge is needed of its legal and financial structure and changes to that structure.

The group perimeter has obviously changed a great deal because we sold €9 billion of assets in 2002. At December 31, 2001 we owned 63% of VE, which was reduced to 40.82% in June 2002, then 20.4% on December 23, 2002.

As you know, we also sold our publishing activities in Europe and in the United States at the end of 2002 in order to lower our debt.

We increased our stakes in Cegetel and SFR in January 2003 by exercising our preemptive right to BT’s 26% interest in Cegetel. Our stake of economic interest in SFR rose to 56% from 35%. However, it is important to note that, in the cash flow analysis, since we lost Investment Grade we have no more access to the cash flow from Cegetel/SFR and Maroc Telecom, and that we are restricted to the dividend flows from these companies.

Moreover, we have just received annual dividends from Cegetel and Maroc.

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Consolidated 2002 Income Statement Revenue Operating Income Interest expenses and financial provisions Exceptional items, net Income tax expenses Equity in earnings (losses) of disposed businesses and unconsolidated companies Goodwill impairment and amortization Minority interests 28,1 -4,1 1,9 In billion of euros Net Income (loss) -23,3 -2,2 1,1 -2,1 -0,1 -19,4 -0,6 3,8 -4,7 1,0 -2,6 -0,3 -19,7 -0,8 -0,9 -23,3 2002 Actual 58,2 2001 Actual 57,4 3,8 -1,9 1,9 2,4 -1,6 -0,5 -15,2 -0,6 -13,6 French GAAP 2002 Illustration VE Equity Accounting* Income (loss) before exceptional items, income taxes, goodwill amortization, equity interest and minority interest * Accounting for Vivendi Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002

Whichever way you look at our accounts, they are far from satisfactory. After losses of €13.6 billion in 2001, Vivendi Universal lost a further €23.3 billion in 2002.

Shareholders’ equity has fallen by €42 billion in two years owing to the combined effect of the cumulative losses; i.e., €37 billion in losses, €2.5 billion in dividends and net cancellations of treasury stock amounting to €3.1 billion. All of this over a two year period.

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2002 Goodwill and Non-Recurring Items French GAAP -23.0 0.2 -22.8 TOTAL 0.6 0.0 0.6 Minority interest effect Tax on capital gains, reversal of deferred tax, provision for tax risk -1.0 0.0 -1.0 Tax effect Gains and losses on BSkyB +1.6, VE +1.4, VUP +0.3, Houghton Mifflin -0.8, Echostar -0.7, Sithe -0.3, other -0.5 0.0 1.0 1.0 Exceptional items VU puts -0.6 and bank fees -0.2 0.0 -0.8 -0.8 Puts and bank fees on debt restructuring Elektrim, -0.6, USAi warrants -0.5, VU put options -0.2, UGC -0.2, VTI assets -0.2, Dupont -0.2 and others -1.0 -2.9 0.0 -2.9 Financial provisions -1.3 0.0 -1.3 Goodwill amortization VUE -6.5, Canal + -5.4, Universal Music -5.3 and other -1.2 -18.4 0.0 -18.4 Goodwill impairment Comments Non- cash Cash Total In billions of euros

The losses may be enormous, but they primarily reflect the adjustment of the value of businesses acquired recently. Fortunately, these businesses were often acquired through the exchange of shares and accounted for under the new accounting standards at their market value at the time of the exchange.

These value adjustments are conducted according to market developments, the business’s outlook and its cost of financing. Obviously, these adjustments are scrutinized by your auditors. They are studied and assessed with the participation of specialist firms with impeccable credentials, such as Ricol, Lasteyrie & Associés, American Appraisals and Standard and Poor’s.

These value adjustments and financial provisions amounted to €15.2 billion in 2001 and €23 billion in 2002.

These losses are for real; in other words, they are lost money for our shareholders. They have an impact on our net worth. However, there is no cash outflow nor net debt increase.

April 29, 2003	5

Net Income Analysis 2002 2001 Net Income (loss) -23.3 -13.6 Net income (loss) before goodwill amortization & non recurring items -0.5 -0.1 In billions of euros

Our current profitability is unsatisfactory, even leaving aside exceptional items affecting net income. Operating income, which I will come back to in a few moments, is drastically reduced by interest expenses that are too high, which is why our debt management is so important.

The tax burden also weighs on our net income, as the percentage of our stakes in the most profitable companies (Cegetel and Maroc Telecom) does not allow us to make use of the losses in the other businesses, such as the holding company, Internet activities and Canal+. However, this is an area where we are working intensely, and through certain restructuring operation to optimize our tax expense.

Generally, the most profitable companies outside the USA are those in which we have minority interests: SFR, Maroc Telecom, Vivendi Environnement. On the contrary, in subsidiaries that are losing money, such as Canal+, Internet and VTI, Vivendi Universal is the only shareholder.

April 29, 2003	6

Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others Holding and Corporate 2001 6384 6560 6874 4563 1351 657 1344 -492 2002 7067 6276 6978 4742 1487 794 1385 -369 Revenue 2001 2001 27733 2002 28729 Details by businesses 27,733 28,729 2001 2002 * Excluding businesses sold in 2002 + full year of USA Entertainment assets Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others 35% SFR 92% 86% 100% 35% 100% 100% In 2002: Total Group Pro Forma* revenues +4% +6% on constant currency basis In millions of euros

The group’s pro forma revenues increased 4%, or 6% on a constant currency basis. The businesses that principally contributed to that growth are (on a constant currency basis and pro forma):

•     Cegetel: +11%

•     VUE: +5%

•     Canal+: +4%

•     Maroc Telecom: +13%

•     Games: +25%

Universal Music’s revenues dropped only 1% on a constant currency basis, because it strengthened its market share in a declining global market.

The “Holding and other” activities comprise:

Vivendi Telecom International

Internet

Vivendi Valorisation, that includes some real estate assets,

and the Vivendi Universal Publishing businesses that had not been sold at December 31, 2002 (Comareg, Groupe Express-Expansion-Etudiant, Atica & Scipione (Brazil))

April 29, 2003	7

Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others Holding and Corporate 2001 928 719 928 -374 475 18 -581 -492 2002 1449 556 946 -295 468 63 -1150 -369 Operating Income In 2002: Total Group Pro Forma* operating income down 4% Flat on constant currency basis 2001 2113 2037 2,113 2,037 2001 2002 Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others Details by business 35% SFR 92% 86% 100% 35% 100% 100% In millions of euros * Excluding businesses sold in 2002 + full year of USA Entertainment assets

This table shows us that pro forma operating income fell slightly by 4% in 2002 and was flat on a constant currency basis.

Looking at the different businesses, we can see that:

•	Cegetel had very strong growth

•	Music profitability was down

•	VUE slightly increased in difficult market conditions

•	Canal+ reduced its losses (however, Canal+ totaled €1.04 billion losses over three years)

•	Maroc Telecom’s operating income is considerably better on a constant currency basis and excluding the impact of provisions

•	VU Games improved its operating income

•	The losses for “Holding and others” are principally due to an increase in charges, including:

•	For the holding company, a provision of €122 million for restructuring head office; charges of €92 million relating to retirement and other benefits, mainly for employees in North America; and provisions of €84 million.

•	For other businesses, a €232 million loss for the Internet activities and a €299 million operating loss as a result of provisions to cover the decline of the rental value of real estate assets.

April 29, 2003	8

Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others Holding and Corporate 2001 1267 152 669 -480 383 -126 -641 -492 2002 2058 523 465 -353 599 72 -735 -369 Cash Flow from Operations* 92% 100% 100% 100% Cegetel / SFR UMG VUE Canal+ Maroc Telecom VU Games Holding & Others Details by business: In 2002, total Group Pro Forma**: .. Cash flow from operations +115% .. Proportional cash flow from operations from 10 to 731 million of euros 2001 proportional 10 731 1214 1898 2,629 1,224 2002 2001 Proportional 10 731 In millions of euros 35% SFR Access through dividend 86% Ringfence +/-$200mm 35% Access through dividend *Before interest and taxes, after restructuring ** Excluding businesses sold in 2002 and full year of USA Entertainment assets

The 2002 results are certainly very poor, but there are some encouraging signs. Proportional cash flow from operations increased considerably in 2002:

•	Cash flow from operations is EBITDA minus restructuring costs, capital expenditures and working capital requirement and includes dividends from non consolidated companies;

•	Proportional cash flow from operations is cash flow multiplied by the percentage of our stake in each subsidiary, i.e. our share of economic interest.

•	Proportional cash flow from operations was only €10 million in 2001. It amounted to €731 million in 2002 and we hope that it is going to reach €1,500 million in 2003, principally due to our increased stake in SFR.

We held only 35% in this excellent company in 2002. We have held 56% since January 2003.

April 29, 2003	9

Net debt has been reduced by € 25 billion in 2002 due to the deconsolidation of Vivendi Environnement and asset sales Net Debt Evolution (including Vivendi Environnement) Op Net Debt VE CFFops Int , tax + div Inv. Sales Other Dec Est 21.4 18.8 18.8 21.4 15.9 12.3 0 37.1 15.7 2.7 2.6 3.8 9.2 3.6 12.3 37.1 12.3 - 15.7 - 2.7(1) + 2.6 + 3.8 - 9.2(2) - 3.6 January 1, 2002 December 31, 2002 Vivendi Environnement deconsolidation Cash flow from operations Interest, Tax & Dividends paid Acquisitions: Echostar, USA Entertainment, & Sportfive (TOTAL: €3.8bn) Divestitures: Other: BskyB, VU Treasury Shares, offset by VUE preferreds Cash flow from operations before interest and tax after restructuring Includes ^ € 0.4 billion of net debt assumed by the buyers Vinci shares (6.7%) 25% of B2B and health (25%) Lagardere shares (0.8%) Vizzavi Europe (50%) Publishing Europe & Latin America (100%) Houghton Mifflin (100%) Echostar (10%) Sithe Energies (34%) Vivendi Environnement (20.4%) Others TOTAL SOLD in 2nd half of 2002: €6.7 billion In billions of euros

Net debt (French GAAP gross debt less cash and cash equivalent) was divided by 3 in one year, falling from €37 billion to €12.3 billion. The improvement is first and foremost the result of a very great sacrifice- the loss of exclusive control over Vivendi Environnement, which is becoming Veolia Environnement. In respect to this outstanding group, which is undervalued by the market, we still hold 20.4% of the capital stock, subject to put options that can be exercised through to the end of 2004.

The improvement is also due to the sale of assets such as the European and U.S. publishing businesses and to many other divestitures worth a total of €9.2 billion in asset value and debt assumption.

As you can see, cash flow from operations amounted to only €2.7 billion. This level is clearly insufficient in comparison with the size of our debt.

Since July 2002, we have incessantly had to refinance the group by prolonging the term of our credit facilities and using the divestitures to create increased margin for maneuver, in the interest of all our shareholders and our creditors.

Our asset disposal plan involves at least €16 billion over 30 months. €7 billion of disposals were carried out in the second half of 2002, and another €7 billion will be carried out this year, with disposals worth €2 billion having already been concluded. To complete the plan, disposals worth €2 billion will be carried out in 2004.

The plan is advancing very methodically, with determination and a professional approach, following a very strict procedure for reporting and decision-making on divestitures. Our main concern is to negotiate the disposals under the best valuation conditions for the shareholders, but rapidly.

April 29, 2003	10

Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004 Case 3 5 1.8 4.6 4.7 6.1 4 3.9 3.6 4 Liquidity Update VE Exchangeable (€1.9bn) Cegetel Investment (€2.7bn) Asset Divestitures +€2bn Liquidity Available End of Quarter at VU SA Level (Cash + undrawn credit lines, in € billion) BSkyB Exchangeable (€1.5bn) New Financing: €1.2bn HY bond and €2.5bn bank facility Repayment of facilities for €1.5bn Cancellation of €1bn back-up line Note: Assuming contemplated financing transactions close early May 2003. Asset Divestitures +€7bn VU Convertible (€1.7bn) Vinci Exchangeable (€0.4bn)

The only way of understanding our cash position is to look at our liquidity curve and see how we meet our commitments.

This concerns liquidity directly up to the level of the holding company. You may also note that liquidity available at December 31, 2002 is shown as €5 billion, whereas the consolidated financial statements in our Annual Report show a level of €7 billion. The €2 billion difference is principally due to SFR and Maroc Telecom. In these two companies, we only have dividends coming in at the moment.

This graph shows you the projected change in our liquidity availability for 2003 and 2004.

In the pink areas are the debt reimbursement dates and the cash payment for the Cegetel investment, excluding €1.3 billion financed by specific debt in the SIT (Société d’Investissement pour la Téléphonie)

The blue area shows new financing relating to the divestitures and financing arrangements being set up.

As you can see, we acquired a higher flexibility, the cash crisis is behind us. The minimal amount of disposals that we need is far lower than our program. This is why this is our priority.

April 29, 2003	11

Reduction of French GAAP Net Debt Proportionate approach for Telecoms Consolidated Perimeter Cash Pooling Perimeter Vivendi Environnement Pro forma for the acquisition of additional 26% in Cegetel Group (€4.0bn in January 2003) 8.2 6.0 18.8 21.4 12.3 15.1 13.0 11.4 9.5 8.7 8.5 1.7 x 1.9 x 2.0 x 1.2 x 2.2 x 2.9 x 2.8 x 2.9 x 3.1 x 4.0x 4.2x 1.7x 2.3x 2.5x 2.7x 3.0x 4.1x 4.3x 2.0 x 3.0 x 3.2 x 3.3 x 3.6 x 5.0 x 5.6 x 5.4 x 5.6 x 0 5 10 15 20 25 30 35 40 Q4 2001 Q4 2002 Q2 2003 Q4 2003 Q2 2004 Q4 2004 French GAAP Net Debt (€bn) 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x French GAAP Net Debt / EBITDA 35.1 37.1 16.3 Q2 2002 Q1 2003 Q3 2003 Q1 2004 Q3 2004

As of December 31, 2001, net financial debt was €37.1bn. It has been reduced to €12.3bn as of December 31, 2002, on top of which there is the €4bn investment in Cegetel made in January 2003, that is to say €16.3bn on a pro forma basis.

As of March 31, our debt has been reduced to 15.1bn and it should be below €10bn by the end of the year, even if our official target is €11bn. We expect to come back to Investment Grade by mid-2004, to regain the trust of lenders, which is a condition for some institutional investors.

—

We still have a lot of work ahead of us to strengthen the group and restore its situation. Vivendi Universal has been very ill and is now in the middle of its convalescence period.

April 29, 2003	12

Complementary Information

April 29, 2003	13

Initial Actions taken to improve the liquidity pressure and keep control of Cegetel € 1 billion bank facility obtained in November 2002: Margin: 375 basis points over Euribor Maturity: €500 million at 12/31/03, €500 million at 12/31/04 Issue of Notes Mandatorily Redeemable for VU shares in November 2002: Issuance amount: € 1 billion gross proceeds, € 769 million net proceeds after coupon pre-payment Annual coupon: 8.25% of issue price Maturity: 3 years (November 25, 2005) Dilutive impact on VU's equity: 6.7% (on a non-dilutive basis) € 1.3 billion contracted by the «Societe d'Investissement pour la Telephonie»: Margin: 400 basis points over Euribor Maturity: 7.5 years - June 2010 Progressive amortization thanks to dividends received on BT's 26% stake acquired in Cegetel

That is why, in November, we issued €1 billion of Notes Mandatorily Redeemable for VU shares with a 3-year maturity. We also negotiated new bank facilities.

This financing, along with others such as a 7-year €1.3 billion facility, enabled us to finance the acquisition of BT’s 26% stake in Cegetel. The exercise of our preemptive right to these shares resulted in a €4 billion investment in January this year.

April 29, 2003	14

€ 1.2 billion 7-year High-Yield bond: $ 935 million, 9.25% margin € 325 million, 9.5% margin (9.75% yield) € 2.5 billion 3-year bank facility to reimburse short-term €1.5 billion bank debt and to replace the €1bn back up credit line (signing expected early May) Tranche A: € 1.5 billion revolving credit Tranche B: € 1 billion term loan Refinancing of the $ 1.62 billion bridge loan in VUE: $700 million securitization based on film library, maturity: 6 years (signed on March 28, 2003) $920 million US institutional term loan facility, maturity: 5 years (operation to be finalized in May 2003) Orlando Park's refinancing: $500 million of High Yield bond, duration 7 years, coupon: 12% (finalized on March 31, 2003) Actions taken to strengthen the Group's debt (average duration changed from 2.5 to 3.5 years resulting from these transactions)

More recently, we issued a €1.2 billion 7-year high-yield, high-risk bond. It was accompanied by a 3-year bank facility, the cost of which will be reduced as the visibility of the company’s future and soundness strengthens in the view of the rating agencies and the group’s creditors.

Since July 2002, we have incessantly had to refinance the group by prolonging the term of our credit facilities and using the divestitures to create increased margin for maneuver, in the interest of all our shareholders and our creditors.

April 29, 2003	15

Vivendi Universal's Ratings Dates MOODY'S MOODY'S STANDARD & POOR'S STANDARD & POOR'S STANDARD & POOR'S Implied Rating LT Debt Unsecured Corporate Rating Unsecured LT Debt Short Term 03/25/2003 Ba3 negative outlook B1 negative Outlook BB stable B+ B 01/03/2003 BB stable B+ B 10/30/2002 Ba3 under review for possible downgrade B1 under review for possible downgrade 10/17/2002 BB under credit watch with developing implication B+ under credit watch with developing implication B 08/14/2002 Ba2 under review for possible downgrade B1 under review for possible downgrade BB under credit watch with negative implication B+ under credit watch with negative implication B 07/02/2002 BBB- under credit watch with negative implication A-3 07/01/2002 Ba1 under review for possible further downgrade 05/06/2002 BBB negative outlook A-3 05/03/2002 Baa3 stable outlook 12/20/2001 BBB stable Outlook A-2 12/17/2001 Baa2 negative outlook Jan-01 Baa2 stable outlook BBB under credit watch with negative implication

We have, on many occasions, said that our priority is to return to Investment Grade as rapidly as possible.

To be rated Investment Grade means that a company needs to regain the trust of lenders, which is a condition for some institutional investors.

It also implies having better ratios than ours-in particular, a level of debt that does not represent more than three times our level of EBITDA, and also having a visibility based on businesses that generate cash flow.

You can see the history of the deterioration of our ratings over the past 18 months.

Moody’s was the first to downgrade Vivendi Universal, followed by Standard & Poor’s. It’s clear that it will take some time to return to investment grade; we have set ourselves the target of 12 to 18 months.

This is not simply for the sake of appearances so as not to be what the press labels a “fallen angel,” or an issuer of “junk bonds”. It is of true economic importance for the shareholders.

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Impact of our ratings on interest expenses and contractual terms Example of interest expenses evolution of the €2.5 billion senior secured facility Tranche A: € 1.5 billion, revolving facility - 3 years from signing margin: 2.75% per annum for a minimum of 6 months, then according to the following grid: B+/B1 or less: 2.75% margin per annum BB-/Ba3: 2.00% BB/Ba2: 1.75% BB+/Ba1: 1.50% BBB-/Baa3: 1.25% and suppression of pledges and most restrictive covenants BBB/Baa1 or higher: 1.00% Tranche B: € 1.0 billion term loan facility - 3 years from signing margin: 2.75% per annum from BBB-/Baa3: suppression of pledges and most restrictive covenants Our target Excluding market Flex

It is important to realize that our interest expenses vary depending on our ratings.

At this point in time, our senior long-term unsecured debt is rated B+/B1; that implies an annual margin of 2.75% over Euribor. This margin could be reduced to 1% as soon as we return to the ratings we had at your last Annual Shareholders Meeting. At the moment, we have debt of €15.1 billion-it should be below €11 billion at the end of 2003.

1.75% on €10 billion, to talk in round figures, represents a difference in interest expenses of €175 million.

So you can understand why we want to, and must, reduce our debt and rebuild our economic and financial credibility. That involves assets divestitures, reaching our targets, and if possible exceeding them.

April 29, 2003	17

Checking the Accounts' Integrity Internal Review Pricewaterhouse Coopers Arthur Andersen / Ernst & Young RSM Salustro Reydel CFOs Have Committed To Accuracy of Accounts Accounting Write-offs taken last quarter reflect true value No accounting improprieties identified: books under investigation by several regulatory agencies Implementation of the strictest information and communication process in accordance with the Sarbanes Oxley Act + Permanent Internal Audit

Since I arrived at Vivendi Universal nine months ago, I have asked a lot of questions, talking to people from both inside and outside the group. The CFOs in our subsidiaries have certified the accuracy of their accounts and to providing the full details of all commitments, and they have given that personal pledge to both the chairman and myself.

As I have already said many times to our bankers and creditors, that to the best of my knowledge, the company’s accounts are reliable and reflect its true value.

Although we know of no accounting improperty, our books are being thoroughly investigated by several different regulatory agencies and we are committed to making sure that any issues raised by those agencies are promptly addressed and, if necessary, corrected.

The Board of Directors’ meeting of December 3, 2002 decided, even though the Sarbanes Oxley Act did not impose this measure on foreign companies, to set up an Internal Disclosure Committee to implement the Act’s new rules and procedures.

As you know, we have accepted to cooperate fully with the regulatory and legal authorities in both France and the United States.

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